Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes               No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: April 25, 2003	By: /s/ Carlos Marín
Name: Carlos Marín
Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: jdiuana@masisa.cl Internet: www.masisa.com	Patrick Kilhaney Citigate Financial Intelligence (212) 840-0008 ext. 273 Email: patrick.kilhaney@citigatefi.com

MASISA S.A. ANNOUNCES THE RESULTS OF ITS ANNUAL ORDINARY
SHAREHOLDERS’ MEETING HELD ON APRIL 24, 2003

(Santiago, Chile, April 25, 2003) – Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, today announced the results of its annual shareholders’ meeting held in Valdivia, Chile on April 24, 2003.

During the Company’s Annual Shareholders Meeting, held yesterday, the shareholders adopted the following resolutions:

1.	To designate Mr. Julio Moura, Mr. Gonzalo Zegers Ruiz-Tagle, Mr. Jaime Fernandez Hernández, Mr. Patrick Nielson, Mr. Jorge Carey Tagle, Mr. Miguel Ignacio Guerrero Gutiérrez and Mr. Isidoro Palma Penco as the members of the Company’s Board of Directors.

2.	To distribute a definitive dividend of Ch$ 3.3749662303 per common share, representing approximately US$ 0.1428 per ADS (translated to U.S. dollars only for illustrative purposes at the observed exchange rate of April 24, 2003, which is US$1 = Ch$ 708.85), payable on May 23, 2003 to MASISA’s shareholders, as of record date May 16, 2003.

3.	To designate Price Waterhouse Coopers as external auditors for the 2003 period.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.